 **besti**   Amanda Miah < ▨▨▨▨▨▨▨▨▨▨▨ >

Would love to share some news with you about Besti!

Amanda Miah < ▨▨▨▨▨▨▨▨▨ >   Thu, Jul 11, 2024 at 4:23 PM
To: Besti Box < ▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨
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Hey there!

I'll be making an announcement on LinkedIn/other channels with this news soon, and wanted to get in touch before that happens :)

Besti is raising pre-seed funds, and we made the decision to open our investment round to the public. What does that even mean?! It essentially allows people in my community to own a piece of Besti. To do this, we have partnered with Wefunder which allows you to place a micro-investment (starting at $100) in an early stage startup, like us.

Here's a bit about where we are at as a company: since winning our initial $100k investment through a pitch competition, we launched our own brand of organic menstrual products in addition to the subscription service we offer. We're now in the process of ramping up distribution.

We recently had a valuation conducted, and our current value is just north of $5M. In this pre-seed round, we aim to raise $250k to accelerate growth and get into big box retail. We're nearly 30% of the way there, and I'd love to invite you to consider investing!

Our Wefunder profile is open to friends and family for three more days before it becomes public, so you get first dibs! You can check out our pitch and how to invest here: https://wefunder.com/bestico.

If you have any questions or would like to learn more, let me know and I'd love to jump on a call.

Warmly,
Amanda

P.S. A little disclaimer for legal purposes :)

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
–

INVEST IN BESTI

Amanda Miah
Co-founder & CEO

 **besti**



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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   